Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad


YIELDSTREET

+

BlackRock®

YIELDSTREET

Prism Fund


Coming
February 25th

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.


YIELDSTREET
BlackRock.
YIELDSTREET
Prism Fund


YIELDSTREET
+
BlackRock.
Coming
February 25th

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.


YIELDSTREET
+
BlackRock
YIELDSTREET
Prism Fund

YIELDSTREET + BlackRock

Coming February 25th

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.


YIELDSTREET
+
BlackRock




PORTFOLIO
BUILDER


YIELDSTREET
Prism Fund


Coming
February 25th

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

YIELDSTREET

+

BlackRock®


The YieldStreet Prism Fund gives you access to alternative investments within the BlackRock portfolio to expand your options for building wealth.


YIELDSTREET
Prism Fund
The YieldStreet Prism Fund
is a portfolio builder


Take your
portfolio to
the next level
YIELDSTREET
+
BlackRock.


Take your portfolio to the next level
YIELDSTREET
Prism Fund

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.


YIELDSTREET
+
BlackRock.
YIELDSTREET
Prism Fund
Launching February 25th

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.


YIELDSTREET
+
BlackRock.
YIELDSTREET
Prism Fund
Launching February 25th

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Launching February 25th

YIELDSTREET

+

BlackRock.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.


YIELDSTREET
BlackRock

YIELDSTREET

Prism Fund


YIELDSTREET
Prism Fund

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.


YIELDSTREET

BlackRock®

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Now accepting investors

YIELDSTREET

+

BlackRock®


YIELDSTREET
+
BlackRock.
YIELDSTREET
Prism Fund
Now accepting investors


Now accepting
investors


Now accepting
investors

Descriptions
It's 2020. It's time to start investing like it. In partnership with BlackRock as sub-adviser, YieldStreet is proud to introduce the YieldStreet Prism Fund -- a portfolio builder designed to give investors the power to build a fixed-income portfolio with just a single investment. Coming February 25th.
As an investor-first company, YieldStreet is delighted to offer what we believe is a first-of-its-kind product that allows us to further deliver on our mission to provide novel investing opportunities. As an alternative to a single investment, the use of a multi-asset fund allows us to help minimize downside risk. The YieldStreet Prism Fund, coming February 25th.
At YieldStreet, we design bold new ways for anyone to add financial fuel to their ambitions. We're thrilled to introduce the YieldStreet Prism Fund, our latest product to give investors the potential to realize their next level no matter where they start.
At YieldStreet, we design bold new ways for you to add financial fuel to your ambitions. We're thrilled to introduce the YieldStreet Prism Fund, what we believe is a first-of-its-kind investment fund that gives you access to investments that historically were only available to institutional and ultra-high net worth individuals.
YieldStreet, in partnership with BlackRock as sub-adviser, is thrilled to offer what we believe is a first-of-its-kind alternative investment fund. The YieldStreet Prism Fund gives you access to alternative investments within the BlackRock portfolio to expand your options for building wealth.

Headlines
Introducing the YieldStreet Prism Fund
The YieldStreet Prism Fund

Limited Investor Availability
Coming February 25th
Now Accepting Investors